

(6.18.04)

Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 11-19-2019 (date) by the board of directors of ____________

MATTHEW WAYNE MYERS (official name of banking institution) ("Institution"), a banking corporation

duly established and operating under the laws of State of Kansas, United States of America, with its head office located at 302 Oakwood Drive, Duncanville Texas 75137, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and ____________

   MASTER ACCOUNT HOLDER / AUTHORIZED SIGNATORY
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.

by: Matthew W. Myers

(Signature of certifying official)*

By: Myers, Matthew Wayne, Authorized Signatory

(Name and Title)

11-19-2019

(Date)

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.



FEDERAL RESERVE FINANCIAL SERVICES

Federal Reserve Bank Official Authorization List

FRBservices.org

*Page 1 of 2

This supersedes our previous Official Authorization List? * (If neither is selected, previous list will also remain in effect)	☑ Yes	☐ No

Financial Institution Name* MATTHEW WAYNE MYERS	Routing (ABA) Number* F47892489/0047892489 / 0610-0014-6
Effective Date* 11/19/2019	Street Address* 302 OAKWOOD DRIVE
Telephone* (214) 912-1157	Street Address

City* DUNCANVILLE	State* Texas	Zip Code* 75137

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	[signature]		Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY	
Name *	First* MATTHEW	Middle Initial W	Last* MYERS	Suffix
Phone* (214) 912-1157		Extension	Email Address* MATT@3MMYERS.COM	

Notary Public Authentication of Authorizing Officer*

State of TEXAS)
County of DALLAS)
Subscribed and sworn to before me on 19/11, 2019

By [signature] .
(Authorizing Officer's Printed Name)
Matthew W. Myers

[signature]
Notary Public Signature

(Notary Seal w/expiration date)

JENNIFER FINZEL
Notary Public, State of Texas
My Comm. Exp. 03-11-2023
ID No. 12963314-6

Certifying Official (The section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, ______________________________,
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that

______________________________ is a
(Authorizing Officer's Printed Name)

______________________________ of such Institution.
(Title of Authorizing Officer)

____
Certifying Official Signature

Notary Public Authentication of Certifying Official

State of ____________________)
County of ____________________)
Subscribed and sworn to before me on________, 20____

By ______________________________.
(Certifying Official's Printed Name)

____
Notary Public Signature

(Notary Seal w/expiration date)

Last Updated: 08/12

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First MATTHEW	Middle Initial W	Last MYERS	Suffix
Phone: (214) 912-1157			Extension:	
Title: MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY			Email: MATT@3MMYERS.COM	
Signature: 			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First	Middle Initial	Last	Suffix
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature* 	Title* MASTER ACCOUNT HOLDER/AUTHORIZED SIGNATORY
Name* First MATTHEW Middle Initial W Last* MYERS Suffix	

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

Last Updated: 08/2012



MATTHEW WAYNE MYERS

